                                                                  EXHIBIT 23 (2)

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Tecnomatix Technologies, Inc.:

We hereby consent to the incorporation by reference into the registration statements on Form S-8 of Tecnomatix Technologies Ltd. (registration numbers 333-14082, 333-11466, 333-04766 and 33-66334) of our reports dated January 24,
2003 and February 15, 2002 with respect to the consolidated balance sheets of Tecnomatix Technologies, Inc., as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholder's deficit and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002; which reports appear in the annual report on Form 20-F of Tecnomatix Technologies Ltd. for the year ended December 31, 2002.


/s/ KPMG LLP
KPMG LLP
Detroit, Michigan
June 20, 2003